Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VIVINT SOLAR, INC.

ARTICLE I.

The name of the corporation is Vivint Solar, Inc. (the “Corporation”).

ARTICLE II.

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, 19808, or in such other location as the Board of Directors may from time to time determine or the business of the Corporation may require. The Corporation’s registered agent for service of process at such address is Corporation Service Company.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time (the “DGCL”).

ARTICLE IV.

The Corporation is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Corporation has authority to issue is 1,000 with a par value of $0.01 per share.

ARTICLE V.

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized and empowered to make, alter, amend or repeal the bylaws of the Corporation.

ARTICLE VI.

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

ARTICLE VII.

Reference is made to the Amended and Restated Certificate of Incorporation of the Corporation dated October 3, 2014 (the “Prior Charter”). To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, no director of the Corporation, nor Blackstone (as defined in the Prior Charter), with respect to action taken by Blackstone pursuant to Section 5.5 of the Prior Charter, shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation (and Blackstone with respect to actions taken pursuant to Section 5.5 of the Prior Charter) shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation or Blackstone existing at the time of such amendment, repeal, adoption or modification.

ARTICLE VIII.

Except as provided in ARTICLE VII above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statue, and all rights conferred upon stockholders herein are granted subject to this reservation.